UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA

By:	/s/ Jennifer Creel
Name:	Jennifer Creel
Title:	Chief Financial Officer

Date: November 12, 2020

EXHIBIT INDEX

Exhibit Number	Description

99.1	Unaudited IFRS Condensed Consolidated Interim Financial Statements as of and for the three and nine months ended September 30, 2020
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release dated November 12, 2020